SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Hourly Retirement Savings Plan

December 31, 2007 and 2006

Note: Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Hourly Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corporate Employee Benefits

Committee of Fortune Brands, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Fortune Brands Hourly Employee Retirement Savings Plan (the “Plan”), as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 23, 2008

Fortune Brands Hourly Employee

Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

(Dollars in thousands)

	2007	2006
Assets
Plan’s interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$112,629	$97,400
Participant loans	9,208	7,940
Receivables
Company contributions	152	138
Participant contributions	46	40

Total receivables	198	178

NET ASSETS AVAILABLE FOR BENEFITS	$122,035	$105,518

The accompanying notes are an integral part of these statements.

Fortune Brands Hourly Employee

Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

(Dollars in thousands)

	2007	2006
Additions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment income	$6,411	$9,284
Interest on participant loans	559	408
Company contributions	4,797	4,748
Participant contributions	9,454	9,089
Rollover contributions	130	287
Transfers to the Plan (note E)	15,353	154
Total additions	36,704	23,970

Deductions
Benefits paid to participants	19,400	9,719
Transfers from the Plan (note E)	787	1,058

Total deductions	20,187	10,777

NET INCREASE	16,517	13,193

Net assets available for benefits
Beginning of year	$105,518	92,325

End of year	$122,035	$105,518

The accompanying notes are an integral part of these statements.

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Dollars in thousands)

NOTE A - DESCRIPTION OF PLAN

General

The Fortune Brands Hourly Employee Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain hourly, non-union employees of certain operating subsidiaries of Fortune Brands, Inc. (“Fortune”) participating in the Plan. MasterBrand Cabinets, Inc. (“MasterBrand”) which includes Omega Cabinets, Ltd. (“Omega”); Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”); and Waterloo Industries, Inc. (“Waterloo”) are the operating subsidiaries that contribute to the Plan and are referred to collectively as the “Companies” and individually as a “Company.” Effective July 2, 2007, Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., Fypon, Ltd. and Hy-Lite Products, Inc., f/k/a SBR, Inc. (“SBR”) became participating Companies in the Plan. The Plan was amended effective April 1, 2006 to designate the Fortune Stock Fund as an “ESOP” (Employee Stock Ownership Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan administrator at 520 Lake Cook Road, Deerfield, Illinois 60015.

The financial statements present the net assets available for plan benefits as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Employee Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation. Participants’ annual tax deferred contributions are limited by the Code to $15.5 and $15 in 2007 and 2006, respectively. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect an additional unmatched, pretax catch up contribution which is limited by the Code to $5 in 2007 and 2006. The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation.

Along with catch-up contributions, the maximum amount a person can contribute to the Plan is 75% of eligible compensation.

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

(Dollars in thousands)

Participants that are eligible to make tax deferred contributions may roll over balances from another tax qualified retirement plan into the Plan.

On behalf of each eligible participant, Therma-Tru Corp. will make a Qualified Nonelective Contribution each payroll period in the amount of 3% of compensation. Any Qualified Nonelective Contribution made by Therma-Tru Corp. will be allocated to the qualified nonelective employer contribution (QNEC) accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Most of the Companies provide a matching contribution (in varying amounts) on a participant’s elective contributions. MasterBrand, and Therma-Tru each made profit-sharing contributions for their eligible employees in 2007 and 2006. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their tax deferred contributions, catch-up contributions, after-tax contributions, matching contributions, profit sharing contributions, if any, and their Plan account balances in the available investment funds.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions plus earnings on their contributions. Vesting in the Company matching and profit-sharing contributions, plus earnings on those contributions, occurs after one year of service. Therma-Tru participants are 100% vested in the Therma-Tru profit-sharing account at all times.

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

(Dollars in thousands)

Each Employee who was an active participant in the SBR, Inc. and Subsidiaries 401(k) Plan immediately prior to July 2, 2007 will be 100% vested in his or her Match (Grandfathered) Account. Each former Employee, or Beneficiary of a former Employee, who was an inactive participant on July 2, 2007 will vest in his or her Match (Grandfathered) Account in accordance with the following table:

Years of service	Percentage Vested
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Forfeitures

At December 31, 2007 and 2006 forfeited nonvested accounts totaled $384 and $278 respectively. These accounts will be used to reduce future Company contributions. Also, Company contributions were reduced by $10 during the year ended December 31, 2007 from forfeited nonvested accounts. Company contributions were not reduced by the forfeited nonvested account during the year ended December 31, 2006.

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59- 1/2.

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

(Dollars in thousands)

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held in the Master Trust at year end. Shares of collective trust funds are valued based on the market prices of the underlying securities. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend basis. Interest income is recorded on the accrual basis.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, Master Trust and record-keeper expenses. Other expenses are paid directly by Fortune Brands.

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

(Dollars in thousands)

Reclassifications

Certain amounts were reclassified in the prior year financial statements to conform to current year presentation.

NOTE C - PLAN AMENDMENTS

The Plan was amended effective July 2, 2007 to add Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., Fypon, Ltd. and Hy-Lite Products, Inc. as participating employers and to accept a transfer of assets and liabilities from SBR, Inc. and Subsidiaries 401k Plan.

The Plan was amended effective July 1, 2006 to remove the Gallaher Fund and ACCO Stock Fund from the investment options offered under the Plan.

The Plan was amended effective April 1, 2006 to designate the Fortune Stock Fund as an “ESOP” (Employee Stock Ownership Plan) and to allow Participants the right to elect a cash payment of any dividends paid on the shares of Fortune Common Stock in the vested portion of their ESOP subaccounts.

NOTE D - TRANSFERS TO AND FROM THE PLAN

The SBR, Inc. and Subsidiaries 401(k) Savings Plan merged into the Plan effective July 02, 2007. The value of assets transferred into the Plan totaled $15,045. Outstanding loan balances of $1,248 were transferred into the Plan.

Transfers between the Plan, the Fortune Brands Retirement Savings Plan, and the Future Brands LLC Retirement Savings Plan also occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies. Transfers out to other Plans were $787 and $1,058 at December 31, 2007 and 2006, respectively. Transfers in were $308 and $154 at December 31, 2007 and 2006, respectively.

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

(Dollars in thousands)

NOTE E - INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 12.04% and 11.36% in the Master Trust’s net assets at December 31, 2007 and 2006, respectively.

Master Trust assets at December 31, 2007 and 2006, are as follows (in thousands):

	2007	2006
Interest and dividends receivable	$536	$73
Common stock - corporate
Fortune Brands, Inc. common stock	55,932	76,211
Mutual Funds	737,553	733,383
Collective trust	79,912	—
Interest bearing cash	62,275	48,830
Non-interest bearing cash	—	105

Total assets	936,208	858,602
Administrative expenses payable	(12)	(13)
Due to broker	(619)	(1,064)
Total net assets of the Master Trust available for benefits	$935,577	$857,525

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2007 and 2006, is as follows (in thousands):

	2007	2006
Net appreciation in fair value
Common stock - corporate
Fortune Brands, Inc. common stock	$(10,240)	$6,887
Other common stock	—	(267)
Mutual funds	60,408	79,511
Collective trust	1,245	—

Net appreciation in fair value of investments of the Master Trust	51,413	86,131

Interest income	2,739	2,067
Dividend income	1,267	1,424

Administrative expenses	(143)	(147)

Total Master Trust Investment Income	$55,276	$89,475

Fortune Brands Hourly Employee

Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

(Dollars in thousands)

NOTE F - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE G - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated April 04, 2008, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). This determination letter is applicable to IRS review of the working copy of the Plan and the associated amendments submitted with the application dated February 21, 2007. The Plan administrator believes that the Plan is currently designed and operated in compliance, in all material respects, with the applicable requirements of the code.

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of Fidelity Management Trust Company, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also holds shares of Fortune Brands Common Stock in a unitized fund which is made up primarily of stock plus a percentage of short term investments.

Fees have been paid to Fidelity by the Plan for recordkeeping and investment management services for the years ended December 31, 2007 and 2006.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as stated in the financial statements to Form 5500 at December 31, 2006 (in thousands):

Net assets available for Plan benefits as stated in the accompanying financial statements	$105,518
Less amounts allocated to withdrawing participants	(957)

Net assets available for Plan benefits as stated in Form 5500	$104,561

The following is a reconciliation of benefits paid to participants as stated in the financial statements to Form 5500 at December 31, 2007 (in thousands):

Benefits paid to participants as stated in the accompanying financial statements	$19,400
Less amounts allocated to withdrawing participants as of prior year end	(957)

Benefits paid to participants as stated in Form 5500	$18,443

NOTE J - PLAN TERMINATION

Although it has not expressed any intent to do so, each Company has the right under the Plan to discontinue its contributions at any time and Fortune, as plan sponsor, may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

Fortune Brands Hourly Employee

Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(e) Current value
*	Loans to participants	Interest rates ranging from 4% to 9.5%	$9,208

			$9,208

*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

June 27, 2008	By:	/s/ Frank J. Cortese
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of Fortune Brands, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.